FORM 5 / / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported / / Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: October 31, 2001 Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	McCaw	Craig	O.		Nextel Communications, Inc. (NXTL)				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point						12/31/2000

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) Form filed by One Reporting Person X Form filed by More than
	Kirkland,	WA	98033						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
											(Instr. 3 and 4)
							Amount	(A) or (D)	Price

	1) Class A Common		12/8/00 12/12/00 12/27/00		G G G		44,710 4,220 400,000	D D D	N/A N/A N/A		4,568,194

	2) Class A Common										6,471,797

	3) Class A Common										73,443,618

	4) Class A Common										100,000		D

	5) Class A Common										6,314

	6) Class A Common										5,931,418

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
SEC 2270 (3/99)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

1)
Shares owned by a limited liability company in which the Reporting Person is a member.
2)
Shares owned directly by Eagle River Investments, LLC.
3)
Shares owned directly by Digital Radio, LLC. The Reporting Person is a member and manager of Digital Radio, LLC. The Reporting Person, Eagle River Investments, and Mr. Weibling disclaim ownership of such shares, except to the extent of their beneficial interest therein.
4)
Shares owned directly by Reporting Person.
5)
Shares owned directly by Dennis M. Weibling.
6)
Shares owned directly by ICO Teledesic Global Limited ("ITGL") and subject to a deferred sale transaction with a broker-dealer firm pursuant to which ITGL received a notional amount of cash as an advance against a future sale of such shares in the form of a variable rate forward sales contract.
	/s/ C. James Judson	7/12/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2 SEC 2270 (7-97)